================================================================================

SEC 1747 PERSONS WHO ARE POTENTIALLY TO RESPOND TO THE COLLECTION OF INFORMATION (5-2002) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
         DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER. [GRAPHIC OMITTED]
================================================================================

                                                             OMB APPROVAL
                                                       OMB Number: 3235-0102
                                                       Expires: May 31, 2005
                                                       Estimated average burden
                                                       hours per response: 64.43


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
                            (Name of Subject Company)

                         Income Growth Partners, Ltd. X
                       (Names of Persons Filing Statement)

                 Original Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                    000-18528
                      (CUSIP Number of Class of Securities)

                                  David Maurer
                      11300 Sorrento Valley Road, Suite 108
                               San Diego, CA 92121
                            Telephone (858) 457-2750
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy To:
                                 David A. Fisher
                               Fisher Thurber LLP
                        4225 Executive Square, Suite 1600
                               La Jolla, CA 92037
                            Telephone (858) 535-9400

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                TABLE OF CONTENTS

     1. Subject Company Information

     2. Identity and Background of Filing Person.

     3. Past Contacts, Transactions, Negotiations and Agreements.

     4. The Solicitation or Recommendation.

     5. Persons/Assets, Retained, Employed, Compensated or Used.

     6. Interests in Securities of the Subject Company

     7. Purposes of the Transaction and Plans or Proposals

     8. Additional Information

     9. Exhibits

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Income Growth Partners, Ltd. X, a California limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 11300 Sorrento Valley Road, Suite 108, San Diego, California 92121. The telephone number of the Partnership's principal executive office is (858) 457-2750.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is original units ("Original Units") of limited partnership interests in the Partnership. As of December 16, 2002, there are 18,826.5 Original Units and 8,100 Class A Units (not included in the Offer) issued and outstanding, held by 1,984 Unit Holders.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The Partnership, the subject company, is the person filing this Statement. Its business address and telephone number are set forth above under item 1.

This Statement relates to the cash tender offer made by Everest Investors 10, LLC ("Everest 10" or the "Purchaser"), a California limited liability company, to purchase up to 5,650 Original Units of limited partnership interests in the Partnership at a cash purchase price of $651 per Original Unit, as more fully described in the Tender Offer Statement in Schedule TO filed by the Purchaser with the Securities and Exchange Commission on November 12, 2002 under file number 005-55927 (the "Purchase Tender Offer Statement").

Based upon the information in the Purchase Tender Offer Statement, the Partnership understands the business address of the Purchaser to be located at 155 N. Lake Avenue, Suite 1000, Pasadena, California 91101 and the telephone number of its principal executive office is (626) 585-5920.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(1) Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and the Partnership, its executive officers, directors or affiliates are described under Item 13 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2001 ("Form 10-KSB"). To the knowledge of the Partnership and its General Partner, Income Growth Management, Inc. ("General Partner"), except as set forth in Item 13 of the Form 10-KSB, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and (i) the Partnership's executive officers, directors or affiliates or (ii) the Purchasers' executive officers, directors or affiliates.

(2) To the best of Partnership's knowledge as of the date hereof, except as set forth elsewhere in this Statement or the Purchase Tender Offer Statement there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and the Purchaser, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation. The Partnership is expressing no opinion and is remaining neutral toward the Offer.

The Partnership has not had sufficient time to properly review, evaluate and consider the Offer.

To the knowledge of the General Partner, none of the Partnership's executive officers, directors or affiliates who own Original Units intend to sell any of such Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Partnership, the General Partner nor any person acting on their behalf has retained any person to make solicitations or recommendations to Limited Partners on the Partnership's behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transaction in Units has been effected during the past 60 days by the Partnership or the General Partner or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Partnership is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of securities by or of the Partnership or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership or its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Partnership.

ITEM 8. ADDITIONAL INFORMATION.

n/a

ITEM 9. EXHIBITS.

None



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Income Growth Partners, Ltd. X, a California limited partnership

                             By: Its General Partner
            Income Growth Management, Inc., a California corporation

                               /s/ David W. Maurer
--------------------------------------------------------------------------------
                                   (Signature)

                           David W. Maurer, President
--------------------------------------------------------------------------------
                                (Name and title)

                                December 16, 2002
--------------------------------------------------------------------------------
                                     (Date)

INSTRUCTION TO SIGNATURE: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. SEE ss.240.14d-1(f) with respect to signature requirements.